SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MPG Office Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

553274101

(CUSIP Number)

Maguire Investments
Attn:  Robert F. Maguire III
Javier Bitar
1733 Ocean Avenue
Suite 200
Santa Monica, CA 90401
310-857-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 559775101
1		NAME OF REPORTING PERSON
Robert F. Maguire III

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
792,031 (1)
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
792,031 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,031 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
1.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes 110,000 limited partnership units (“OP Units”) of MPG Office, L.P. (“Maguire OP”) that are redeemable by Mr. Maguire for an equal number of shares of Common Stock of MPG Office Trust, Inc. (the “Issuer”).

(2)
Calculated based on 51,907,635 shares of Common Stock outstanding as of June 30, 2012, as reported by the Issuer in Exhibit 99.1 to its Form 8-K filed with the Securities and Exchange Commission on July 24, 2012, plus 110,000 shares of Common Stock that currently are issuable upon redemption of an equal number of OP Units that are beneficially owned by Mr. Maguire.

Introductory Note

This amendment amends the Schedule 13D filed on January 15, 2009 by Robert F. Maguire III (the “Reporting Person”), as amended on February 17, 2010, April 2, 2010 and April 9, 2010 (as amended, the “Schedule 13D”).  This amendment relates to the common stock, par value $0.01 per share, of MPG Office Trust, Inc., a Maryland corporation (formerly Maguire Properties, Inc.) (the "Issuer").  Capitalized terms used but not otherwise defined in this amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 5 of the Schedule 13D are hereby amended as follows:

Item 4.     Purpose of Transaction

Item 4 is hereby supplemented as follows:

As noted below, the Reporting Person disposed of a total of 5,024,469 OP Units on May 18, 2012 and July 23, 2012, in private transactions with a third-party.

Except as noted above, the Reporting Person, at this time, does not have any current plans or proposals which relate to or would result in (i) any extraordinary transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a), (b) Based upon Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 24, 2012, there were 51,907,635 shares of Common Stock issued and outstanding as of June 30, 2012.  The Reporting Person beneficially owns 682,031 shares of Common Stock plus 110,000 shares of Common Stock issuable upon conversion of OP Units.  The shares of Common Stock beneficially owned by the Reporting Person represent approximately 1.5% of the outstanding Common Stock.

The Reporting Person has sole voting and dispositive power over the shares of Common Stock and OP Units currently beneficially owned by him.

(c) On May 18, 2012, July 23, 2012 and July 25, 2012 the Reporting Person disposed of 518,513 shares of Common Stock and 5,024,469 OP Units in private transactions with a third-party as follows:

Date	Number of Securities	Price per Share
May 18, 2012	1,100,000 OP Units	$1.83
July 23, 2012	3,924,469 OP Units	$2.43
July 25, 2012	518,513 Shares	$2.57

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on July 23, 2012.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain of the shares of Common Stock and OP Units beneficially owned by the Reporting Person are pledged as a portion of the collateral securing a personal loan made to the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:        August 7, 2012

/s/ Robert F. Maguire III
Name: Robert F. Maguire III